MFR Securities, Inc.

Financial Statement

December 31, 2020

MFR Securities, Inc.
Index to Financial Statement
December 31, 2020



REYNOLDS + ROWELLA
ACCOUNTING AND CONSULTING

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of MFR Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MFR Securities, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of MFR Securities, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Reynolds + Rowella, LLP

Reynolds + Rowella, LLP

We have served as MFR Securities, Inc.'s auditor since 2007.

New Canaan, Connecticut
February 25, 2021

MFR Securities, Inc.
Statement of Financial Condition
As of December 31, 2020

Assets	
Cash and cash equivalents	$ 9,048,184
Due from clearing organization	360,426
Commissions receivable	5,683
Investment, at fair value	39,822
Prepaid income taxes	208,274
Prepaid expenses and other assets	30,250
Security deposit	72,077
Operating lease right of use asset	1,164,196
Office furniture and equipment, net	27,294
Total Assets	$10,956,206
Liabilities and Shareholder's Equity	
Liabilities	
Accounts payable, accrued expenses and other liabilities	$ 128,806
Employee compensation payable	1,306,227
Payroll Protection Program loan payable	135,700
Income taxes payable	2,060
Operating lease liability	1,261,468
Total Liabilities	2,834,261
Shareholder's Equity	
Common stock, no par value, 200 shares authorized, 100 issued, and outstanding	2,000
Additional paid in capital	5,042,242
Retained earnings	3,077,703
Total Shareholder's Equity	8,121,945
Total Liabilities and Shareholder's Equity	$10,956,206

See accompanying notes to financial statement.

MFR Securities, Inc.
Notes to Financial Statement
December 31, 2020

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

MFR Securities, Inc. (the "Company"), a wholly-owned subsidiary of Maria Fiorini Ramirez, Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of engaging in riskless principal transactions and providing investment banking services.

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less.

Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Due from Clearing Organization

Due from clearing organization includes a required clearing deposit of $250,000 that the Company maintains with its clearing broker. As of December 31, 2020, the remaining receivable amount due from the clearing organization of $110,426 represents cash maintained by the Company with its clearing broker for net proceeds from trading activities that have not yet been remitted from the clearing organization to the Company.

Commissions Receivable

Commissions receivable represent amounts due to the Company for the distribution of commercial paper and Yankee certificates of deposit from the issuers of these securities.

Fees Receivable

Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

Allowance for credit losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified commissions and fees receivable carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of January 1, 2020. There was no impact to opening shareholder's equity upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including commissions and fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with commissions and fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2020.

Office Furniture and Equipment

Office furniture and equipment is stated at cost less accumulated depreciation and amortization. The Company calculates depreciation using the straight-line method over an estimated useful life of 5 to 7 years.

Office furniture and equipment at cost and accumulated depreciation was $231,566 and $204,272 respectively, with a net book value of $27,294 at December 31, 2020.

Income Taxes

Effective January 1, 2019, the Company elected to change its tax classification from an S corporation to a C corporation for federal, state and local income tax purposes. All federal, state and local income taxes are the responsibility of the Parent since the Company is included in the Parent's consolidated tax returns.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosure in the financial statement. The Company's 2017 through 2020 tax years are open for examination by the federal, state and local tax authorities.

Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date.

The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Money Market
Valued using amortized cost.

Common Stock
The fair value of equity securities is the market value based on quoted market prices, when available, or market prices provided by recognized broker dealers.

Investments are used for trading purposes.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancellable operating lease, for office space in New York. The Company recognized a lease liability and a right of use (ROU) asset as of January 1, 2019. The lease liability for each lease is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is not

The Company's incremental borrowing rate for its lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

CARES Act

During April 2020, the Company applied for and received a promissory note (the "PPP Loan") evidencing an unsecured loan in the amount of $135,700 made to the Company pursuant to the Paycheck Protection Program (the "PPP") under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), which was enacted March 27, 2020. The PPP Loan may be forgiven, in part or in whole, subject to certain conditions as stipulated under the PPP. The Company has not started the process of applying for loan forgiveness. The PPP Loan is being administered by Bank United, N.A. and bears interest at a rate of 1.0% per annum. Monthly payments of $5,714 beginning seven months after the April 2020 effective date with the loan maturing in April 2022. The entire principal balance remaining unpaid, along with all accrued and unpaid interest shall be due and payable on the maturity date.

The Company recorded the proceeds of the PPP Loan as debt and it will derecognize the liability when the loan is paid off or when forgiveness is reasonably certain. The Company believes that the possibility of loan forgiveness is to be regarded as a contingent gain and therefore will not recognize the gain (and derecognize the loan) until all uncertainty is removed (i.e. all conditions for forgiveness are met and the loan is forgiven). As of December 31, 2020, the PPP Loan amounted to $135,700.

COVID-19

As a result of the global COVID-19 pandemic, the Company has focused on keeping employees safe and helping clients stay connected. The Company has adopted a work from home policy in March 2020 which continues to be in effect through December 31, 2020. With a seamless transition to the work from home model, the pandemic did not have an adverse impact on the existing business; however, the Company could have an adverse impact as the pandemic may affect global and United States economies and financial markets. Management believes that the Company will continue to be able to serve their clients and employees without interruption, and continue with their growth plans in the foreseeable future.

2. Fair Value of Investments

The assets that are measured at fair value on a recurring basis and categorized using the three levels of fair value hierarchy consisted of the following as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Money market	$ 7,848,266	$ -	$ -	$ 7,848,266
Common stock	39,822	-	-	39,822
Total	$ 7,888,088	$ -	$ -	$ 7,888,088

The Company's money market investments and common stock are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices derived from active markets. The money market investments are included in cash and cash equivalents.

3. Operating Leases

The Company leases office space under a noncancelable operating lease in New York. The Company's office lease in New York commenced November 1, 2016 and expires October 31, 2024. The Company maintains a security deposit of $72,077 on its New York office lease.

The operating lease right-of-use asset and lease liability as of December 31, 2020 are as follows:

Operating lease right of use asset $ 1,164,196
Operating lease liability $1,261,468

Supplemental Information:
Weighted average remaining lease term: 46 Months
Weighted average discount rate: 6.00%

3. Operating Leases (continued)

Aggregate future minimum lease payments under noncancelable operating leases as of December 31, 2020 are as follows:

Year Ending December 31,		
2021	$	309,961
2022		383,357
2023		393,408
2024		334,978
Total minimum payments required		1,421,704
Less imputed interest		(160,236)
Total operating lease liabiity	$	1,261,468

4. Income Taxes

For the year ended December 31, 2020, the Company's income tax expenses consisted of current federal income taxes of $309,761 and state and local income taxes of $100,025. At December 31, 2020, the Company had a current federal income tax receivable of $162,239, current state and local income tax receivables of $46,035, and a current income state tax payable of $2,060 in the accompanying statement of financial condition.

Deferred taxes arise from temporary differences between the financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse.

Deferred tax assets are evaluated for realization based on available evidence of projected future reversals of existing taxable temporary differences and certain assumptions made regarding future events. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

As of December 31, 2020, the Company did not recognize any deferred taxes since there were no material temporary differences between the financial statement and tax bases of assets and liabilities.

5. Net Capital and Aggregate Indebtedness Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital balance and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2020, the Company's net capital balance as defined by SEC Rule 15c3-1 was $7,772,372 which exceeded the minimum requirement of $111,338. At December 31, 2020, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 0.21 to 1.0.

6. **Rule 15c3-3 Exemption**

   The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 (SEC Rule 15c3-3) under paragraph (k)(2)(ii) in that the Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing agent, and promptly transmits all customer funds and securities to the clearing agent who carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements, as are customarily made and kept by a clearing agent.

   The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

7. **Concentration of Credit Risk**

   The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

8. **Contingencies**

   Pursuant to its clearance agreement, the Company introduces all of its securities transactions to its clearing organization on a fully-disclosed basis. Therefore, all customer account balances and positions are carried on the books of the clearing organization. The Company has agreed to indemnify the clearing broker for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company. The clearing deposit of $250,000 is pursuant to this agreement and is included in due from clearing organization at December 31, 2020 in the statement of financial condition.

   The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon the information available at this time there are no litigation claims against the Company that would have a material impact on the operating results of the Company.

9. **Subsequent Events**

   The Company has evaluated subsequent events through February 25, 2021, the date of issuance of the accompanying financial statement. There were no subsequent events identified by the Company that require adjustments to or disclosure in the financial statement.